As filed with the Securities and Exchange Commission on May 6, 2005

REGISTRATION No. 333-122684

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST AVENUE NETWORKS, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	52-1869023
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

230 COURT SQUARE, SUITE 202

CHARLOTTESVILLE, VA 22902

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

SANDRA G. THOMAS

Secretary

First Avenue Networks, Inc.

230 Court Square, Suite 202

Charlottesville, VA 22902

(434) 220-4988

(NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

Please send copies of all communications to:

JOEL F. FREEDMAN Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000	JULIANA C. CAPATA Ropes & Gray LLP One Embarcadero Center, Suite 2200 San Francisco, California 94111 (415) 315-6300

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION
May 6, 2005

FIRST AVENUE NETWORKS, INC.

COMMON STOCK

61,385,446 SHARES

This prospectus relates to the offer and sale from time to time of up to 61,385,446 shares of the common stock of First Avenue Networks, Inc. by selling stockholders of the Company named herein. All of the shares covered by this prospectus were issued by the Company either in private placements to the selling stockholders, to the placement agent in connection with a private placement of our securities, in connection with our acquisition of the assets of another company, or in connection with our emergence from bankruptcy. The shares covered by this prospectus include shares underlying warrants issued to certain of the selling stockholders in connection with the aforementioned transactions.

This prospectus will be used by the selling stockholders listed on pages 12 through 14 to resell, from time to time, their common stock and/or the common stock issuable upon exercise of their warrants. We will not receive any of the proceeds from any sale of the common stock offered pursuant to this prospectus.

Before purchasing shares of common stock you should carefully review the Risk Factors section of this prospectus which begins on page 3.

The common stock is currently traded on the Over the Counter Bulletin Board with the ticker symbol: “FRNS.OB”. On March 31, 2005, the last bid price of one share of First Avenue common stock on the Over the Counter Bulletin Board was $9.50. We recently filed an application for inclusion of our common stock on The Nasdaq National Market. We can not predict when our common stock will be approved for listing on The Nasdaq National Market, if at all.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider factors set forth under the caption “Risk Factors” below.

General

We own a significant amount of radio spectrum regulated by the Federal Communications Commission, or “FCC” (see the “Business Overview” portion of this summary below for more detail on the type and depth of our spectrum holdings). Utilizing this spectrum, our planned activities include services ranging from leasing spectrum to a diverse mix of service operations. Our service operations include radio transmissions over the electromagnetic waves from one fixed point to another fixed point or from one fixed point to multiple fixed points. Such transmissions are commonly referred to as fixed wireless transmissions as opposed to mobile wireless transmissions. We expect these operations to further our long term objectives of participating in the growing fixed wireless markets such as transporting mobile phone traffic from one transmit site to another transmit site or to the public service telephone network (backhauling cellular traffic) and providing cost effective extensions to networks utilizing fiber optic cables.

All of our business activities are in the initial stage of development. We operate a wireless network which backhauls cellular traffic in New York City with over 65 links. We plan to grow our business to operate point to point or point to multiple point radio transmissions for backhauling cellular traffic, metropolitan transport and extensions off of fiber optic networks to bridge critical network gaps. We will build the infrastructure required to expand these services only after we have signed long-term contracts with customers.

We also lease certain of our spectrum to facilitate the construction of high-speed wireless telecommunications networks. Our leasing products, Express Link and Express Net, offer a way for telecommunications carriers and enterprise customers to access interference-free, carrier class licensed spectrum on a capital and cost efficient basis.

Corporate History and Recent Developments

We are a Delaware corporation incorporated in 1993. In April 2001, our predecessor company, Advanced Radio Telecom Corp., filed for bankruptcy under Chapter 11, and we emerged from bankruptcy in December 2001 with a new board of directors, management and strategy. On January 14, 2005, we completed the acquisition of substantially all of the assets and the assumption of related liabilities of Teligent, Inc. and its wholly-owned subsidiary, Teligent Services, Inc., in exchange for approximately 25.2 million common shares and warrants to purchase an additional approximately 2.5 million common shares. These assets included Teligent’s portfolio of 177 24 GHz licenses granted by the FCC, and other fixed wireless assets including fixed wireless operations and radio inventories. The Teligent spectrum portfolio spans over 70 markets with an average of 230 MHz per market and covers approximately 504 million channel pops.

Development Stage

We are subject to all of the risks inherent in an early-stage business in the telecommunications industry. In 2004, we had less than $70,000 in revenues from our spectrum leasing business. Subsequent to the Teligent acquisition, we are currently generating quarterly revenue of approximately $280,000 derived primarily from providing cellular backhaul services in New York City. From 2002 through 2004, we have generated operating losses of $40.6 million and net losses of $46.6 million and have used $4.7 million of cash in operating activities. We expect to generate operating and net losses and negative cash flows for at least the next few years. We currently have only ten employees (including officers) and operate with limited resources. We are currently focused on developing our business opportunities. We do not plan to hire a significant number of additional employees or build the infrastructure required to deliver our services until we have signed long-term contracts with customers.

Our principal executive offices are located at First Avenue Networks, Inc., 230 Court Square, Suite 202, Charlottesville, VA 22902 and our phone number is (434) 220-4988.

Spectrum Overview

We have assembled one of the largest and most comprehensive collections of radio spectrum with wave lengths of approximately 1 millimeter to 10 millimeters in the United States. This spectrum, which generally consists of electromagnetic waves with frequencies over 10 GHz, is commonly referred to as millimeter wave spectrum. The FCC typically adopts block allocations of the electromagnetic waves for regulatory purposes. We hold over 750 licenses for spectrum in the 38.6 GHz and 40 GHz block, commonly referred to as 39 GHz spectrum, and over 175 licenses for 24 GHz spectrum. Our licenses extend over virtually the entire United States, covering over 284 million in population, and represent over 1.5 billion channel pops, calculated as number of channels in a given area, as measured in the 2000 census, multiplied by the population covered by these channels. Our combination of 39 GHz and 24 GHz spectrum now includes, on average, over 740 MHz in the top 20 U.S. metropolitan areas.

The population contained within an FCC market area radio authorization can be a useful indicator of the geographic scope of a licensee’s potential services and therefore has been used by many as a metric for comparing industry participants. However, in the millimeter wave bands where a large number of channels are available, population coverage alone does not provide any indication of the width of the spectrum available to, and therefore the ability to, support multiple customers. As a result, common industry practice is to use channel pops, which is the amount of spectrum held by an entity in a market area multiplied by the population in the market area, as a metric to measure license holdings. The use of aggregate channel pops to compare entities is an attempt to simplify the process of comparing license holdings but does not consider, among other things, the unique topological characteristics and radio design challenges of particular markets, the actual extent of deployed services in a market, or the demand for services within specific markets. Consequentially, the number of potential customers in a market may be substantially less than the number of channel pops in that market. To date our operations have been limited and the number of customers we serve is substantially less than the number of channel pops covered by our licenses.

RIS K FACTORS

Investing in our common stock is risky. In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating us and our business. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Risks Related to our Business

The consummation of the Teligent transaction may result in unanticipated costs, delays and other problems which could negatively affect our operating results.

The acquisition of the Teligent assets inherently carries unavoidable risk regarding the actual condition of the acquired business, regardless of the investigation we have conducted. Until we have fully integrated Teligent’s assets with our ongoing operations and operated the combined business for a substantial period of time, we may not be able to ascertain the actual value of, or understand all of the potential liabilities related to, the assets we acquired from Teligent. We continue to be subject to the following material risks with respect to the Teligent assets:

•	the possibility that it will be difficult to maintain or renew the licenses acquired from Teligent;

•	the possibility that we have acquired substantial undisclosed liabilities;

•	the possibility that we will be unable to effectively consolidate corporate and administrative infrastructures; and

•	the possibility that management’s attention will be diverted from ongoing business concerns.

We may not be successful in overcoming these risks, which could negatively affect our operating results.

Our FCC licenses may be canceled or revoked for past or future violations of the FCC’s rules, which could limit our operations and growth.

The value of our FCC radio licenses comprised approximately 93% of the book value of our non-cash assets at December 31, 2004. As an FCC licensee and regulatee, we are subject to comprehensive regulatory oversight, including regulations constraining ownership of us, rules governing the services we can provide and the prices we charge, as well as rules related to construction and operation of our services. In addition, we are subject to certain regulatory and other fees levied by the FCC for certain classes of licenses and services. Under certain circumstances, our licenses may be revoked, canceled or conditioned. Among other things, the Communications Act of 1934, as amended, and the FCC Rules and Regulations impose requirements on radio licensees and carriers that include regulations on the ownership, operation, acquisition and sale of the broadband operating radio systems that are needed to provide the services we offer. The FCC also regulates the lease of spectrum, which until the passage of the FCC’s First Report and Order in the Secondary Market Initiative (FCC-03-113) released October 6, 2003, involved a document intensive and often costly process.

Our licenses may be revoked for violations of the FCC’s rules or we may be fined. The loss of some of our licenses could limit the expansion of our business. Even the initiation of a proceeding with the potential to result in the loss of our licenses could adversely affect our business.

In early 2004, we were contacted telephonically regarding eleven of our 24 GHz licenses with respect to which we had entered into certain leases prior to the effective date of the FCC’s Secondary Market Initiative. The FCC has alleged that we produced incomplete documentation in connection with the leases. The matter is still considered pending at the FCC. However, prior to taking any action against a licensee for rule violations, the FCC will issue a written Notice of Apparent Liability or a Notice of Violation, and we have not received any such notice regarding this matter. The potential penalties for such violations of the FCC’s rules include monetary payments or, in rare cases, revocation or cancellation of the affected license.

Our FCC licenses may not be renewed upon expiration which could limit the expansion of our business and harm our operating results.

Our 39 GHz and 24 GHz licenses, including the licenses acquired in the Teligent acquisition, are granted for initial ten-year terms with renewal dates ranging from 2006 to 2014. Less than 1% of our licenses, representing less than 1% of our channel pops, are subject to renewal in 2006, 34.7% of our licenses, representing 17.7% of our channel pops, are subject to renewal in 2007 and less than 1% of our licenses, representing less than 1% of our channel pops, are subject to renewal in 2008. Under current FCC guidance, we must demonstrate that we have provided “substantial service” during the license term in order for our licenses to be renewed. The FCC has not issued any specific renewal criteria or an official definition of “substantial service,” but has only issued “safe-harbor” guidelines for offerings that represent radio transmissions from one fixed point to another fixed point, where it has indicated that the licensee should have constructed four individual point-to-point radio transmission links per channel per million persons in the market area. While all of our current service offerings are on a point-to-point basis, we do not currently meet the substantial service safe-harbor guidance provided by the FCC because we have not constructed four individual point-to-point links per channel per million persons in all market areas.

Under FCC rules, licenses are renewed based upon service provided as of the renewal date. The FCC does not consider service provided during the ten year period for which the licenses are granted. They evaluate whether “substantial service” is provided as of the renewal date. We may not be able to meet the substantial service requirement as of the expiration date of our licenses. Even if we were to meet the “safe harbor” guidelines today, we may not be able to meet them as of the renewal date. Additionally the level of service that will be considered “substantial” may vary depending upon our type of product offering. Further, the FCC may modify its perception of substantial service and, in the future, we may offer products for which the FCC establishes more stringent substantial service requirements. The loss of some of our licenses could limit the expansion of our business and harm our operating results.

An investment in us or sale of our assets may trigger a repayment of FCC small business bidding credit.

We acquired 39 GHz licenses in an FCC auction in 2000. For this auction, the FCC found that we qualified under its regulations as a “very small business” and consequently awarded us a 35 percent bidding credit, reducing our gross winning bids by approximately $41.5 million. In addition, we have pending an application for a license in Auction No. 56 in which we are also claiming eligibility for a 35 percent bidding credit that reduces our gross bid of $96,000 by $33,600. Under the FCC’s rules, if control of the licenses acquired in these auctions is transferred or assigned to an entity that does not meet the financial requirements for “very small businesses,” all or a portion of the bidding credit may be required to be repaid to the FCC with interest. For example, if a change in control of the licenses acquired in 2000 occurs before October 18, 2005, $10.4 million of the bidding credit must be repaid with interest. If control of our licenses was transferred after October 18, 2005, only a portion of the $33,600 bidding credit associated with Auction No. 56 would need to be repaid, depending upon the date of the control transfer. To qualify as a “very small business” for the licenses acquired in 2000, an entity, its controlling investors, the entity’s affiliates, and the affiliates of the entity’s controlling investors must collectively have average gross revenues for the prior three years of $15 million or less. For the Auction No. 56 license, the financial limit for a “very small business” was reduced to $3 million. We believe that neither the Teligent acquisition nor the consummation of the recent sale of our common stock as described in this prospectus should trigger a repayment of the bidding credit. In the future, we may find it more difficult to obtain investors or purchasers since potential investors or potential purchasers of our assets may trigger a significant repayment obligation to the FCC.

We are subject to comprehensive and continually evolving regulation that could increase our costs and adversely affect our ability to successfully implement our business plan.

We and some of our communications services and installations are regulated by the FCC, the states, local zoning authorities, and other governmental entities. These regulators regularly conduct rulemaking proceedings and issue interpretations of existing rules. For example, the FCC has a number of proceedings still pending to implement the Telecommunications Act of 1996, and these regulatory proceedings could impose additional obligations on us, give rights to competitors, increase our costs, and otherwise adversely affect our ability to implement our business plan.

The value of our licenses could decline.

Our wireless licenses comprise approximately 29% of our total assets and approximately 97% of our assets excluding cash, cash equivalents and goodwill. The value of any or all of our licenses could decrease as a result of:

•	increases in supply of spectrum that provides similar functionality, such as the FCC proposal to allocate and license additional 37 – 40 GHz spectrum;

•	a decrease in the demand for services offered with these licenses;

•	values placed on similar licenses in future FCC auctions;

•	greater acceptance of unlicensed spectrum, such as WiMax, for carrier class applications;

•	regulatory limitations on transfers of these licenses; and

•	bankruptcy or liquidation of any other comparable companies.

The foregoing results could adversely affect the market for licenses like ours.

The volatility in the value of our licenses could cause volatility in the trading price of our stock.

At December 31, 2001, the market value of our licenses was approximately $50 million. During the year ended December 31, 2002, we recorded a charge to earnings of $24.8 million to reflect an impairment in license value. There have been no subsequent declines in license value. During 2004, we performed a valuation of our spectrum and determined that the fair market value of the spectrum was $89 million at December 31, 2004. In performing this evaluation, we identified a number of factors that are considered to be indicative of the value of FCC licenses, including (i) the increase in our public equity value; (ii) private purchases of similar licenses; and, (iii) the results of a recent FCC Auction for 24 GHz spectrum. Each of the factors was then quantified and weighted in deriving the estimated fair value. Future declines in the value of our licenses could result from external market conditions in the wireless communications industry as well as the telecommunications industry as a whole. Additionally, declines could occur as a result of lack of acceptance of the types of services that we offer or the development of more cost effective alternatives for delivering such services.

Future declines in our license value and the resulting impairment charge to earnings could result in a decline in our stock price.

We expect to incur negative cash flows and operating losses during at least the next few years.

We have generated only nominal revenues from operations to date. We have generated operating and net losses since our inception and we expect to generate operating and net losses and negative cash flows for at least the next few years. We may not develop a successful business or achieve or sustain profitability in the future. Our ability to achieve profitability will depend, in part, on our ability to:

•	raise adequate additional capital when required;

•	attract and retain an adequate customer base;

•	deploy and commercialize our services;

•	attract and retain experienced and talented personnel as needed; and

•	establish strategic business relationships.

We may not be able to do any of these successfully, and our failure to do so is likely to have a negative impact on our operating results.

Competition may increase which could impact our growth and negatively affect our operating results.

The FCC still controls a substantial amount of spectrum at and around 39 GHz. The FCC has proposed to allocate and auction this spectrum in the future, increasing the number of entities that hold this spectrum and the general availability of spectrum at and around 39 GHz. Companies that would otherwise lease spectrum from us could instead decide to buy spectrum in these auctions, which could adversely affect our business, or the spectrum could be acquired by companies for the purpose of competing with us.

The FCC still controls a substantial amount of spectrum at 24 GHz. In July 2004, the FCC auctioned five 80 MHz licenses of 24 GHz spectrum territory in 176 Economic Areas, or EAs, covering the entire United States. The purchaser’s use of the spectrum was subject to Teligent’s 24 GHz spectrum holdings. Since Teligent held the most populous areas in many of the EAs, the purchaser would be barred from operating in the metropolitan sections with arguably the most business potential. As a result, only seven licenses covering 12.8 million channel pops were purchased, each for the minimum bid required by the FCC. The FCC could decide to hold another auction for the available 24 GHz spectrum.

We may be unsuccessful in developing a business around our targeted mobile backhaul and fiber extension strategies. Also, we may be unable to successfully discover and respond to future business opportunities to utilize our 24 GHz and 39 GHz licenses.

Our long-term strategy requires that we effectively implement our current business strategies and identify additional uses for our 24 GHz and 39 GHz licenses. We may be unsuccessful in developing our planned or other businesses due to one or more of the following factors:

•	the availability, performance and price of viable alternatives;

•	our inability to create awareness and acceptance of our services; and

•	our limited resources to develop or pursue possible opportunities for the provision of services.

In addition, we anticipate having limited resources available to develop future business opportunities and, as a result, we may not be able to respond in a timely manner if a longer-term opportunity does arise. Additionally, we have many competitors who may be better prepared to respond quickly to increasing demand for the services we provide, which could affect our ability to capitalize on such opportunities.

We may be unsuccessful in executing our strategy of leasing our spectrum to existing telecommunications carriers in a manner that does not require significant sales and marketing costs, other operating costs or capital expenditures.

We currently have only nine employees (including officers) and operate with limited resources. Our ability to find and respond to opportunities to deliver our services in a cost-effective manner may be limited by the number of personnel we employ and our lack of capital and other operational resources. Even if we are able to find customers to whom we can provide services, we may have to hire additional personnel without whom we may only be able to provide limited support for those services, which could result in customer dissatisfaction. Additionally, our competitors may be better able to seek opportunities to provide services and may be better able to respond to such opportunities than we are.

Our spectrum leasing strategy may not be accepted by the telecommunications carriers.

Prior to the FCC’s Secondary Market Ruling in October 2003, leasing small amounts of spectrum was not widespread because of regulatory constraints. As a result, there is no track record for companies pursuing this strategy. Subsequent to that ruling, the regulatory constraints have been substantially reduced and spectrum holders are beginning to lease spectrum with slightly more frequency. Despite the removal of the regulatory constraints, large telecommunications carriers may not be willing to lease, rather than own, spectrum upon which their business is dependent, which could decrease demand for our leasing products and adversely affect our revenues.

There are few barriers to entry to spectrum leasing.

Other entities hold similar FCC licenses to operate in the same markets as we do. These entities may decide to also lease spectrum to telecommunications companies. They may be able to offer lower prices than we do or may have more spectrum available to lease in a market than we do, limiting the growth of our business.

We may be unable to successfully execute on any of our identified business opportunities or other business opportunities that we determine to pursue.

We currently have only nine employees (including officers) and maintain limited corporate infrastructure. We have minimum internal systems and do not operate a service and support organization. In order to pursue our identified opportunities, as well as any other opportunities for our services we identify, we will need to build our infrastructure and operational capabilities. Our ability to do any of the foregoing could be affected by one of more of the following factors:

•	our ability to raise substantial additional capital to fund our operations on acceptable terms, or at all;

•	the ability of our equipment, equipment suppliers and service providers to perform as we expect;

•	our ability to execute our strategy, which could be affected by our limited experience in providing high-speed transmission services;

•	our ability to effectively manage our third party relationships;

•	our ability to secure suitable locations for our radios and antennas;

•	our ability to manage the expansion of our operations, which could result in increased costs, high employee turnover or damage to customer relationships;

•	our ability to attract and retain qualified personnel, which may be affected by the significant competition in our industry for persons experienced in information technology and engineering;

•	equipment failure or interruption of service, which could adversely affect our reputation and our relations with our customers; and

•	our ability to accurately predict and respond to the rapid technological changes in our industry and the evolving demands of the markets we serve.

Our failure to adequately address the above factors would have a significant impact on our ability to implement our business plan with respect to mobile backhaul and fiber network extensions and our ability to pursue other opportunities that arise, which might negatively affect our business.

We may be unable to secure any needed additional capital to operate our business.

We had a cash balance of $80.4 million at December 31, 2004. We may not be able to secure additional financing, if required, to take advantage of future business opportunities. We may be unable to secure additional financing when needed, on acceptable terms, or at all, to pursue such opportunities. Any such financing could be on onerous terms and could be very dilutive to our stockholders. If we are unable to secure capital when needed, we may be unable to maintain our licenses or continue any level of operations.

In light of our brief operating history, change of strategy, and adoption of “fresh start” accounting, investors may have difficulty evaluating us.

We have a limited operating history under our current business strategy. Our current activities include services ranging from leasing spectrum to a diverse mix of fixed wireless service operations. From our inception in 1993 through the first quarter of 2001, we acquired spectrum rights through FCC auctions and purchase transactions, raised capital through public and private offerings of securities, acquired equipment and roof access and usage rights, and developed operating and support systems and networks. In 1998, we began to sell a variety of Internet services to end-users in Seattle, WA, Portland, OR, and Phoenix, AZ. In late 1999, our strategy evolved to providing high-speed transmission services, including Internet access, to businesses. During 2000, we launched these services in ten markets. In the first quarter of 2001, we were unable to secure additional funding sources to continue to finance our operations and service our debt. In April 2001, we sought to reorganize our business under Chapter 11 of the Bankruptcy Code.

As a result of the effectiveness of the Joint Plan of Reorganization that was approved by the United States Bankruptcy Court for the District of Delaware on October 31, 2001, we adopted “fresh start” reporting as of December 31, 2001 and eliminated our accumulated deficit. Additionally, upon the effectiveness of the Joint Plan of Reorganization on December 20, 2001, we adopted a complete change in strategy and a new management team. As a result, our recent financial results are not comparable to periods prior to 2002.

If our services do not achieve market acceptance we may lose or not obtain revenue and our ability to achieve profitability would suffer.

Because the provision of wireless high-speed transmission services represents an emerging sector of the telecommunications industry, the demand for our services is uncertain. A substantial market for our services may not develop. The demand for our services may be adversely affected by:

•	historical perceptions of the unreliability of previous wireless technologies;

•	our bankruptcy and the bankruptcies of Teligent, Winstar (currently IDT Solutions), XO and other emerging telecommunications companies;

•	concerns about the security of transmissions over wireless networks or links;

•	the lack of market history of operational fixed wireless services; and

•	the possible desire of customers to acquire telecommunications services from a single provider.

The telecommunications market is highly competitive and we may be unable to compete effectively, especially against competitors with greater financial and other resources, which may affect our ability to attract customers and grow and maintain our sales.

We operate in a highly competitive environment and may not be able to compete successfully. In the short-term, we expect to face competition from other high capacity service providers utilizing point-to-point telecommunications, broadband, fiber and other wireless companies. As we seek more long-term opportunities to provide our services, we may face competition from such providers, as well as from satellite communications companies, internet service providers, cable television operators and others seeking to profit from the demand for wireless, high-speed services. We also expect to compete with new providers and technologies not yet introduced. To date, we do not have a significant market share in any of the markets in which we are operating. Given the intense competition, we may be unable to compete effectively with these and other technologies and service providers in the short-term, and consequently we may be unable to attract customers and grow and maintain our sales, or we may experience difficulty in responding to any longer-term opportunities that might develop.

Many of our competitors are larger, have greater financial and other resources and have more experience than we have. As a result, these competitors may be better able to develop and exploit new and better technologies, adapt to changes in customer requirements, devote greater resources to the marketing and sale of their services or more rapidly deploy telecommunications services than we can.

Risks Related to the Securities Market and this Offering

The market price of our shares may experience extreme price and volume fluctuations for reasons over which we have little control.

The trading price of our common stock has been, and is likely to continue to be, extremely volatile. Over the two-year period ending March 25, 2005, the closing price of our common stock as reported on the Over the Counter Bulletin Board ranged from a high of $14.00 to a low of $0.35. Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the risks relating to an investment in our stock described above and the following:

•	new products or services offered by us or our competitors;

•	failure to meet any publicly announced revenue projections;

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	issuances of debt or equity securities; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Over the Counter Bulletin Board market and companies in our industry in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock, including sales of shares as a result of this offering, or the perception that these sales could occur. This may also make it more difficult for us to raise funds through the issuance of debt or the sale of equity securities. As of March 25, 2005, we had outstanding 59,604,026 shares of common stock, of which 20,331,046 shares are freely tradable, subject to restrictions on affiliates. Our unregistered securities may be sold in the future pursuant to registration statements filed with the SEC or without registration under the Securities Act, to the extent permitted by Rule 144 or other exemptions under the Securities Act. The holders of the shares of common stock issued in our previous financing transactions have standard piggyback and demand registration rights.

As of March 25, 2005, there were an aggregate of 12,354,656 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 1,087,609 shares issuable upon exercise of options outstanding under our option plan and 11,267,047 shares of common stock issuable upon exercise of outstanding warrants. We may issue additional shares in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions not described herein and cannot ensure that we will be able to identify or complete any acquisition in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this report and in any public statements we make may turn out to be incorrect, possibly to a material degree. Such statements can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements.

Investors should also understand that it is not possible to predict or identify all the risks and uncertainties that could affect future events and should not consider the following list to be a complete statement of all potential risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	unanticipated costs, delays or other problems resulting from the consummation of the Teligent acquisition;

•	cancellation, revocation or non-renewal of our FCC licenses;

•	changes in the regulatory environment;

•	a decline in the value of our licenses;

•	continued negative cash flows and operating losses;

•	failure to execute on our business strategy;

•	increased competition; and

•	an inability to secure additional capital in the future.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could have an impact on our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in our common stock.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the stockholders who offer and sell them. We will not receive any proceeds from this offering. We will receive approximately $32.9 million if the warrants issued to the selling stockholders are exercised in full and the purchase price is paid in cash. Proceeds of such exercise, if any, will be used for working capital and general corporate purposes, as well as in connection with selected acquisitions that may be considered in the future or for other strategic purposes.

SELLING STOCKHOLDERS

The selling stockholders may sell up to 61,385,446 shares of our common stock pursuant to this prospectus, consisting of:

•	12,870,000 shares sold on December 14, 2004 to various purchasers in a private placement under the terms of a securities purchase agreement dated as of December 14, 2004;

•	965,250 shares that may be issued under warrants issued to the purchasers in the December 2004 private placement;

•	2,574,000 shares that may be issued under a warrant initially issued to the placement agent in the December 2004 private placement;

•	1,208,333 shares sold on January 29, 2004 to various purchasers in a private placement under the terms of a common stock and warrant purchase agreement dated as of January 28, 2004;

•	1,208,333 shares that may be issued under warrants issued to the purchasers in the January 2004 private placement;

•	25,194,647 shares issued as consideration in connection with our acquisition of the assets of Teligent, Inc.;

•	2,519,464 shares that may be issued under a warrant issued in connection with the Teligent acquisition;

•	10,899,425 shares issued in connection with our emergence from bankruptcy; and

•	3,945,994 shares of common stock that may be issued under warrants issued as an equity incentive to notes issued to certain pre-bankruptcy debtors in connection with our emergence from bankruptcy.

Of the warrants issued to the purchasers in the December 2004 private placement, 50% of these warrants are no longer exercisable because the Company has satisfied the conditions upon which such warrants would have become exercisable by filing a registration statement on Form S-3 to register the resale of the shares underlying the warrants prior to February 12, 2005. The remaining 50% of the warrants issued to the purchasers in the December 2004 private placement will become exercisable, subject to certain limitations (i) with respect to 25% of the shares underlying the warrants on the 180th day following the closing under the securities purchase agreement if the registration statement being used to register the shares issued to the purchasers under the securities purchase agreement has not been declared effective by the Securities and Exchange Commission (the “SEC”) by such time, and (ii) with respect to an additional 25% of the shares underlying the warrants on the 210th day following the closing under the securities purchase agreement if the registration statement being used to register the shares issued to the purchasers under the securities purchase agreement has not been declared effective by the SEC by such time. If the registration statement is declared effective within 180 days of the closing under the securities purchase agreement, none of these warrants will become exercisable. If the registration statement is declared effective within 210 days of the closing under the securities purchase agreement, but not within 180 days, 25% of the warrants will become exercisable. To the extent these warrants become exercisable, they will be exercisable, subject to adjustment as provided in the warrants, for $7.25 per share until December 14, 2009, unless earlier terminated pursuant to the terms of the warrants.

Tejas Securities Group, Inc., the placement agent for the December 2004 private placement described above, received fees totaling $3,732,300, expense reimbursement of approximately $225,000 and a warrant to purchase 2,574,000 shares of common stock at an exercise price of $7.25 per share for acting as placement agent in connection with the sale of securities under the securities purchase agreement. The warrant issued to the placement agent is exercisable immediately for a ten-year term. Tejas Securities Group, Inc. requested that the warrant be distributed to various individuals and entities which are now listed below as selling stockholders.

The warrants issued to the purchasers in the January 2004 private placement are currently exercisable for a five-year period from the date of issuance at an exercise price of $1.83 per share. The warrant issued in connection with our acquisition of the Teligent assets is currently exercisable and terminates on June 28, 2009 unless earlier terminated pursuant to the terms and conditions of the warrant. The warrant entitles the holder to subscribe for and purchase from the Company shares of our common stock at exercise prices ranging from $1.98 to $2.40 per share depending upon the exercise date. The warrants issued in connection with our emergence from bankruptcy entitle the holders thereof to purchase shares of our common stock at an exercise price of $0.01 per share and are exercisable for five years from the date of issue, which was the effective date of our plan of reorganization.

The selling stockholders may from time to time offer and sell pursuant to this prospectus the respective number of shares of our common stock as are set forth opposite their names in the table below. The following table sets forth the name of each selling stockholder and the following information, based on information they have provided to us, as of March 25, 2005:

•	the number of shares of our common stock beneficially owned by each selling stockholder;

•	the maximum number of shares that may be offered for sale by such selling stockholder under this prospectus;

•	the number of shares beneficially owned by each selling stockholder, assuming all such shares are sold; and

•	the percentage of our outstanding common stock beneficially owned by such selling stockholder.

The selling stockholders may offer all, some or none of the common stock shown in the table. Because the selling stockholders may offer all or some portion of the common stock, we have assumed for purposes of completing the last two columns that all shares of common stock offered hereby will have been sold by the selling stockholders upon termination of sales pursuant to this prospectus. Beneficial ownership is determined by the rules of the SEC and includes voting or investment power over the securities. The percentage of ownership shown in the table is based on 59,604,026 shares of common stock issued and outstanding as of March 25, 2005.

Selling Stockholder	Shares Owned and Ownership Percentage Prior to Offering (1)		Shares Being Offered	Shares Owned And Ownership Percentage After Offering (1)
Ahab International, Ltd. (2)	350,000	*	376,250	0	*
Ahab Partners, L.P. (3)	250,000	*	268,750	0	*
Alpha US Sub Fund VI, LLC (4)	10,000	*	10,750	0	*
Aspen Partners – Series A, a Series of Aspen Capital Partners L.P. (5)	14,305,975	24	14,305,975	0	*
Bradley S. Farber (6)	30,000	*	32,250	0	*
Cheryl J. Haywood (7)	270,000	*	290,250	0	*
Credit Suisse First Boston International (8)	346,426	*	346,426	0	*
Cypress Management Partnership (9)	662,417	1.1	389,987	291,180	*
Dove Interests LLC (10)	250,000	*	250,000	0	*
EnterAspen Limited (11)	4,463,662	7.5	4,463,662	0	*
Fleet Maritime, Inc. (12)	16,100	*	17,308	0	*
Franklin Floating Rate Trust	362,173	*	362,173	0	*

Selling Stockholder	Shares Owned and Ownership Percentage Prior to Offering (1)		Shares Being Offered	Shares Owned And Ownership Percentage After Offering (1)
George W. Haywood (13)	130,000	*	139,750	0	*
George Haywood IRA Rollover (14)	300,000	*	322,500	0	*
Giora Payes	15,747	*	15,747	0	*
GP Investors LLC (15)	40,941	*	40,941	0	*
Greywolf Capital Overseas Fund (16)	800,000	1.3	860,000	0	*
Greywolf Capital Partners II LP (17)	200,000	*	215,000	0	*
Harbert Distressed Investment Master Fund, Ltd. (18)	490,000	*	526,750	0	*
Harbert Event Driven Master Fund, Ltd. (19)	183,300	*	134,375	58,300	*
J&G, LLC (20)	31,493	*	31,493	0	*
James A. Schwartz (21)	3,000	*	3,225	0	*
James M. Deutsch (22)	7,000	*	7,525	0	*
JDS Capital, LP (23)	1,606,159	2.7	1,606,159	0	*
John J. Gorman (24)	485,740	*	485,740	0	*
John L. Colton (25)	205,000	*	220,375	0	*
Kurt J. Rechner (26)	75,000	*	75,000	0	*
LC Capital Master Fund, Ltd. (27)	1,000,000	1.7	1,075,000	0	*
Light Path Capital LP (28)	55,556	*	55,556	0	*
Loeb Partners Corporation (29)	200,000	*	215,000	0	*
Mark Salter (30)	75,000	*	75,000	0	*
Milfam I, L.P. (31)	150,000	*	161,250	0	*
Millennium Partners, L.P. (32)	1,000,000	1.7	1,075,000	0	*
Morris D. Weiss (33)	75,000	*	75,000	0	*
Niskayuna Development LLC (34)	288,130	*	288,130	0	*
Ore Hill Hub Fund, Ltd. (35)	675,000	1.1	698,750	25,000	*
OZ Master Fund, Ltd. (36)	983,900	1.7	1,057,693	0	*
Patrick F. Doyle (37)	35,000	*	35,000	0	*
Peleton Capital, L.P. (38)	25,195	*	25,195	0	*
Peninsula Investment Partners, L.P. (39)	6,710,550	11.3	6,710,550	0	*
Quaker Capital Partners I., L.P. (40)	2,909,860	4.9	2,909,860	0	*
Quaker Capital Partners II., L.P. (41)	1,172,358	2.0	1,172,358	0	*
Rajendra Singh and Neera Singh JTWROS (42)	2,769,464	4.6	2,788,214	0	*
Ray T. Charley (43)	22,955	*	5,952	17,003	*
RCG Carpathia, L.P. (44)	3,420,173	5.7	3,420,173	0	*

Selling Stockholder	Shares Owned and Ownership Percentage Prior to Offering (1)		Shares Being Offered	Shares Owned And Ownership Percentage After Offering (1)
RCG Carpathia Master Fund, Ltd. (45)	1,661,438	2.8	416,666	1,244,772	2.1
Redwood Master Fund, Ltd. (46)	664,416	1.1	573,078	185,158	*
Richard J. Scarton (47)	15,303	*	3,968	11,335	*
Rita Barr (48)	100,000	*	100,000	0	*
Robert J. Banks (49)	68,015	*	17,634	50,381	*
Royal Bank of Canada (50)	1,473,992	2.5	1,473,992	0	*
Schottenfeld Qualified Associates, L.P. (51)	70,000	*	75,250	0	*
Singer Children’s Management Trust (52)	500,000	*	537,500	0	*
Shawn F. O’Donnell (53)	50,000	*	50,000	0	*
Stanfield Offshore Leveraged Assets Ltd. (54)	2,346,738	3.9	1,881,250	596,738	1.0
Tactic Advisors, Inc. (55)	30,000	*	30,000	0	*
Strome Hedgecap Ltd. (56)	250,000	*	268,750	0	*
TCS Capital International, Ltd. (57)	1,615,607	2.7	1,615,607	0	*
TCS Capital, LP (58)	148,019	*	148,019	0	*
TCS Capital II, LP (59)	645,613	1.1	645,613	0	*
Tejas Incorporated (60)	572,000	*	572,000	0	*
The Coast Fund L.P. (61)	523,157	*	523,157	0	*
The Collectors’ Fund L.P. (62)	138,888	*	138,888	0	*
The IBS Opportunity Fund, Ltd. (63)	85,000	*	91,375	0	*
The IBS Turnaround Fund, L.P. (64)	415,000	*	446,125	0	*
The Oak Foundation USA (65)	1,104,888	1.9	1,104,888	0	*
The Reed Institute dba Reed College (66)	524,685	*	524,685	0	*
TJD, LLC (67)	538,130	*	538,130	0	*
Tudor BVI Global Portfolio Ltd. (68)	194,164	*	208,727	0	*
Tracer Capital Offshore Fund Ltd. (69)	61,125	*	65,710	0	*
Tracer Capital Partners QP L.P. (70)	60,188	*	64,702	0	*
Tracer Capital Partners L.P. (71)	3,687	*	3,964	0	*
Trumbull Corporation 401(k) Savings & Profit Sharing Plan (72)	102,025	*	26,452	75,573	*
Tudor Proprietary Trading, L.L.C. (73)	104,550	*	112,391	0	*
Twin Beeches Foundation (74)	5,000	*	5,375	0	*
Witches Rock Portfolio Ltd. (75)	1,201,286	2.0	1,291,383	0	*
Xerion Partners II Master Fund Limited (76)	175,000	*	188,125	0	*

(1)	Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

(2)	Includes 13,125 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 13,125 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Jonathan Gallen exercises sole voting and investment control over these securities.
(3)	Includes 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Jonathan Gallen exercises sole voting and investment control over these securities.
(4)	Includes 375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities. Harbert Distressed Investment Master Fund, Ltd. (“Master Fund”) is an entity organized in the Cayman Islands with a principal address c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. HMC Distressed Investment Offshore Manager, LLC (“Offshore Manager”) is the sole investment manager of the Master Fund. HMC Investors, LLC (“HMC Investors”) is the managing member of the Offshore Manager. Philip Falcone is a member of Offshore Manager and acts as portfolio manager for the Master Fund. Alpha US Sub Fund VI, LLC is a separate managed account also managed by Philip Falcone. Raymond J. Harbert and Michael D. Luce are members of HMC Investors. Each of the foregoing disclaims beneficial ownership except to the extent of their actual pecuniary interest.
(5)	Includes 13,131,592 shares of common stock and 1,174,383 shares issuable upon exercise of common stock purchase warrants. Nikos Hecht, the Managing Member of Aspen Advisors LLC, the investment manager of the selling stockholder, exercises sole voting and investment control over these securities. Aspen Partners – Series A, a Series of Aspen Capital Partners L.P. (“Aspen Partners”) was the controlling stockholder of Teligent, Inc. at the time of the acquisition of the assets of Teligent, Inc. by the Company. Mr. Neil Subin, a director of the Company, was a director of Teligent, Inc. and acts as a consultant to Aspen Partners. Aspen Partners was a member of the Official Committee of Unsecured Creditors of the Company during the Company’s bankruptcy proceedings.
(6)	Includes 1,125 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 1,125 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(7)	Includes 10,125 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 10,125 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(8)	The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.
(9)	Includes 541,180 shares of common stock and 121,237 shares issuable upon exercise of common stock purchase warrants. Also includes 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Jonathan Marcus and Richard Dirickson, stockholders of the investment advisor to Cypress Management Partnership, share voting and investment control over these securities. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.

(10)	Includes 250,000 shares issuable upon exercise of common stock purchase warrants. Sherrie G. Abbruzzese, the managing member of Dove Interests LLC, exercises sole voting and investment control over these securities. Dove Interests LLC is a member of Niskayuna Development LLC, but disclaims beneficial ownership over any Company securities held by Niskayuna Development LLC. Sherrie G. Abbruzzese is the spouse of Jared E. Abbruzzese, Sr., the managing member of Niskayuna Development LLC.
(11)	Includes 4,331,923 shares of common stock and 131,739 shares issuable upon exercise of common stock purchase warrants. Aspen Advisors LLC and each of John R. Fletcher, Frances Buchanan, Norbert O. Hill and Muzaffar Soomro share voting and investment control over these securities.
(12)	Includes 604 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 604 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Daniel S. Och, Senior Managing Member of Oz Management, L.L.C., the investment manager to Fleet Maritime, Inc., may be deemed to have voting or investment control over these securities.
(13)	Includes 4,875 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 4,875 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(14)	Includes 11,250 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 11,250 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(15)	Giora Payes, the Managing Member of GP Investors LLC, exercises sole voting and investment control over these securities.
(16)	Includes 30,000 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 30,000 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Jonathan Savitz exercises sole voting and investment control over these securities.
(17)	Includes 7,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 7,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Jonathan Savitz exercises sole voting and investment control over these securities.
(18)

Includes 18,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 18,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities. Harbert Distressed Investment Master Fund, Ltd. (“Master Fund”) is an entity organized in the Cayman Islands with a principal address c/o International Fund Services (Ireland) Limited, Third

Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. HMC Distressed Investment Offshore Manager, LLC (“Offshore Manager”) is the sole investment manager of the Master Fund. HMC Investors, LLC (“HMC Investors”) is the managing member of the Offshore Manager. Philip Falcone is a member of Offshore Manager and acts as portfolio manager for the Master Fund. Alpha US Sub Fund VI, LLC is a separate managed account also managed by Philip Falcone. Raymond J. Harbert and Michael D. Luce are members of HMC Investors. Each of the foregoing disclaims beneficial ownership except to the extent of their actual pecuniary interest. Includes 18,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 18,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.

(19)	Includes 4,688 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 4,687 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities. Harbert Event Driven Master Fund, Ltd. (“Master Fund”) is an entity organized in the Cayman Islands with a principal address c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. HMC Event Driven Offshore Manager, LLC (“Offshore Manager”) is the sole investment manager of the Master Fund. HMC Investors, LLC (“HMC Investors”) is the managing member of the Offshore Manager. Steve Dayan and Tony Reiner are members of Offshore Manager and act as the portfolio managers for the Master Fund. Raymond J. Harbert and Michael D. Luce are members of HMC Investors. Each of the foregoing disclaims beneficial ownership except to the extent of their actual pecuniary interest.
(20)	Joseph Samberg, the Managing Member of J&G, LLC, and Giora Payes, a Member of J&G, LLC, share voting and investment control over these securities.
(21)	Includes 113 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 112 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(22)	Includes 263 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 262 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(23)	Joseph Samberg, the Managing Member of JDS Capital, LP, exercises sole voting and investment control over these securities.
(24)	Includes 485,740 shares issuable upon exercise of common stock purchase warrants. John J. Gorman is the Chief Executive Officer of Tejas Incorporated, the parent company of Tejas Securities Group, Inc., the placement agent for the Company’s December 2004 private placement.
(25)	Includes 7,688 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 7,687 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(26)	Includes 75,000 shares issuable upon exercise of common stock purchase warrants. Kurt J. Rechner is the President and Chief Operating Officer of Tejas Incorporated, the parent company of Tejas Securities Group, Inc., the placement agent for the Company’s December 2004 private placement
(27)

Includes 37,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 37,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Steven G. Lampe and Richard F. Conway, each of whom is a Managing Member of Lampe, Conway & Co LLC, the investment advisor to LC Capital Master Fund, Ltd., exercise voting and investment control over these securities.

(28)	Includes 27,778 shares of common stock and 27,778 shares issuable upon exercise of common stock purchase warrants. CF Advisors LLC, the General Partner of Light Path Capital LP, exercises sole voting and investment control over these securities.
(29)	Includes 7,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 7,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. The selling stockholder is a registered broker-dealer and is or may be an affiliate of a registered broker-dealer. The selling stockholder is also deemed to be an underwriter for the purposes of this registration statement. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.
(30)	Includes 75,000 shares issuable upon exercise of common stock purchase warrants. Mark Salter is the Chairman of the Board of Directors of Tejas Incorporated, the parent company of Tejas Securities Group, Inc., the placement agent for the Company’s December 2004 private placement.
(31)	Includes 5,625 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 5,625 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Lloyd I. Miller exercises sole voting and investment control over these securities.
(32)	Includes 37,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 37,500 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Millennium Management, LLC, a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted company, and consequently has voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, LLC or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners. Millennium Partners, L.P. owns directly or indirectly Millenco, L.P. and MLP Trading Co., L.L.C., and may be deemed to be an affiliate, either through common ownership or common control, of Israel A. Englander & Co. and Millennium Funding Associates, L.L.C., each of which is a registered broker-dealer. Millennium Partners, L.P. informed us that it purchased the shares in the ordinary course of business, and at the time of purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
(33)	Includes 75,000 shares issuable upon exercise of common stock purchase warrants.
(34)	Includes 288,130 shares issuable upon exercise of common stock purchase warrants. Jared E. Abbruzzese, Sr., the managing member of Niskayuna Development LLC, exercises sole voting and investment control over these securities. Jared E. Abbruzzese, Sr. is the spouse of Sherrie G. Abbruzzese, the managing member of Dove Interests LLC, which is a member of Niskayuna Development LLC.
(35)	Includes 24,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 24,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(36)

Includes 36,897 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 36,896 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Daniel S. Och, Senior Managing Member of Oz Management, L.L.C., the investment manager to OZ Master Fund, Ltd., may be deemed to have voting or investment control over these securities.

(37)	Includes 35,000 shares issuable upon exercise of common stock purchase warrants. Mr. Doyle was acting President of Teligent, Inc. at the time the Company acquired substantially all of the assets and assumed certain of the liabilities of Teligent, Inc.
(38)	Giora Payes, the Managing Member of Peleton Capital, L.P., exercises sole voting and investment control over these securities.
(39)	Includes 5,017,361 shares of common stock and 1,693,189 shares issuable upon exercise of common stock purchase warrants. R. Ted Weschler, as Managing Member of Peninsula Capital Advisors, LLC, the investment advisor to Peninsula Investment Partners, L.P., exercises sole voting and investment control over these securities. Mr. Weschler is a member of the board of directors of the Company.
(40)	Includes 2,106,190 shares of common stock and 803,670 shares issuable upon exercise of common stock purchase warrants. Quaker Capital Management Corp., the General Partner of Quaker Premier L.P., the General Partner of Quaker Capital Partners I., L.P. exercises sole voting and investment control over these securities. Matthew Teplitz, a member of the Company’s board of directors, is a partner of Quaker Premier L.P.
(41)	Includes 768,080 shares of common stock and 404,278 shares issuable upon exercise of common stock purchase warrants. Quaker Capital Management Corp., the General Partner of Quaker Premier II L.P., the General Partner of Quaker Capital Partners II., L.P. exercises sole voting and investment control over these securities. Matthew Teplitz, a member of the Company’s board of directors, is a partner of Quaker Premier II L.P.
(42)	Includes 2,519,464 shares issuable upon exercise of common stock purchase warrants. Also includes 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(43)	Includes 17,003 shares of common stock and 5,952 shares issuable upon exercise of common stock purchase warrants.
(44)	Ramius Capital Group, LLC (“Ramius Capital”) is the general partner of RCG Carpathia, L.P. (“Carpathia”) and consequently has voting control and investment discretion over securities held by Carpathia. Ramius Capital disclaims beneficial ownership of the shares held by Carpathia. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. Ramius Securities, LLC, an NASD member, is an affiliate of Ramius Capital. We have been informed by the selling stockholder that Ramius Securities, LLC will not sell any of the registrable securities held by Carpathia and will receive no compensation in connection with the sale of such registrable securities. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.
(45)

Includes 1,453,105 shares of common stock and 208,333 shares issuable upon exercise of common stock purchase warrants. Ramius Capital Group, LLC (“Ramius Capital”) is the general partner of RCG Carpathia Master Fund, Ltd. (“Carpathia”) and consequently has voting control and investment discretion over securities held by Carpathia. Ramius Capital disclaims beneficial ownership of the shares held by Carpathia. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. Ramius Securities, LLC, an NASD member, is an affiliate of Ramius Capital. We have been informed by the selling stockholder that Ramius Securities, LLC will not sell any of the registrable securities held by Carpathia and will receive no compensation in connection with the sale of such registrable securities. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.

(46)	Includes 510,158 shares of common stock and 154,258 shares issuable upon exercise of common stock purchase warrants. Also includes 12,188 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 12,187 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Redwood Capital Management, LLC, the investment manager for Redwood Master Fund, Ltd., exercises sole voting and investment control over these securities.
(47)	Includes 11,335 shares of common stock and 3,968 shares issuable upon exercise of common stock purchase warrants. Quaker Capital Management Corp. exercises sole voting and investment control over these securities.
(48)	Includes 100,000 shares issuable upon exercise of common stock purchase warrants.
(49)	Includes 50,381 shares of common stock and 17,634 shares issuable upon exercise of common stock purchase warrants. Quaker Capital Management Corp. exercises sole voting and investment control over these securities.
(50)	Includes 1,333,626 shares of common stock and 140,366 shares issuable upon exercise of common stock purchase warrants. Royal Bank of Canada and Aspen Advisors LLC share voting and investment control over these securities.
(51)	Includes 2,625 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 2,625 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Richard Schottenfeld, the managing member of Schottenfeld Qualified Associates, L.P., exercises sole voting and investment control over these securities. Mr. Schottenfeld is also the managing member and registered representative of Schottenfeld Group, LLC, a NASD member firm. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.
(52)	Includes 18,750 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 18,750 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Karen Singer, as trustee of the Singer Children’s Management Trust, exercises sole voting and investment control over these securities.
(53)	Includes 50,000 shares issuable upon exercise of common stock purchase warrants.
(54)	Includes 65,625 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 65,625 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(55)	Includes 30,000 shares issuable upon exercise of common stock purchase warrants. Thomas Boone Pickens III exercises sole voting and investment control over these securities.
(56)

Includes 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 9,375 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities. Strome Investment Management, L.P. exercises voting and investment control over these securities.

(57)	TCS Capital Management, LLC, the Investment Manager to TCS Capital International, Ltd., exercises sole voting and investment control over these securities.
(58)	TCS Capital Management, LLC, the Investment Manager to TCS Capital, LP, exercises sole voting and investment control over these securities.
(59)	TCS Capital Management, LLC, the Investment Manager to TCS Capital II, LP, exercises sole voting and investment control over these securities.
(60)	Includes 572,000 shares issuable upon exercise of common stock purchase warrants. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities. Tejas Incorporated is the parent company of Tejas Securities Group, Inc., the placement agent for the Company’s December 2004 private placement.
(61)	Coast Offshore Management (Cayman), Ltd., the managing general partner of The Coast Fund L.P., and Aspen Advisors LLC share voting and investment control over these securities. The selling stockholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling stockholder that such selling stockholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.
(62)	Includes 69,444 shares of common stock and 69,444 shares issuable upon exercise of common stock purchase warrants. CF Advisors LLC, the General Partner of The Collectors’ Fund L.P., exercises sole voting and investment control over these securities.
(63)	Includes 3,188 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 3,187 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. IBS Capital Corp., the selling stockholder’s general partner, exercises sole voting and investment control over these securities.
(64)	Includes 15,563 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 15,562 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. IBS Capital Corp., the selling stockholder’s general partner, exercises sole voting and investment control over these securities.
(65)	Includes 938,221 shares of common stock and 166,667 shares issuable upon exercise of common stock purchase warrants. Oak Management Services Limited and Aspen Advisors LLC share voting and investment control over these securities.
(66)	Includes 465,700 shares of common stock and 58,985 shares issuable upon exercise of common stock purchase warrants. Colin S. Diver, Edwin O., McFarlane and Aspen Advisors LLC share voting and investment control over these securities.
(67)	Includes 538,130 shares issuable upon exercise of common stock purchase warrants. Karen Singer exercises sole voting and investment control over these securities.

(68)	Includes 7,282 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 7,281 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Tudor Investment Corp., the selling stockholder’s investment advisor, exercises sole voting and investment control over these securities.
(69)	Includes 2,293 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 2,292 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Riley McCormack exercises sole voting and investment control over these securities.
(70)	Includes 2,257 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 2,257 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Riley McCormack exercises sole voting and investment control over these securities.
(71)	Includes 139 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 138 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Riley McCormack exercises sole voting and investment control over these securities.
(72)	Includes 75,573 shares of common stock and 26,452 shares issuable upon exercise of common stock purchase warrants. Quaker Capital Management Corp. exercises sole voting and investment control over these securities.
(73)	Includes 3,921 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 3,920 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates.
(74)	Includes 188 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 187 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. John L. Colton, as trustee of the Twin Beeches Foundation, exercises sole voting and investment control over these securities.
(75)	Includes 45,049 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 45,048 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Tudor Investment Corp., the selling stockholder’s investment advisor, exercises sole voting and investment control over these securities.
(76)	Includes 6,563 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to June 12, 2005 and 6,562 shares issuable upon exercise of common stock purchase warrants exercisable subsequent to July 12, 2005, in either case exercisable only if the registration statement of which this prospectus forms a part is not declared effective by the SEC prior to such dates. Daniel J. Arbess controls Xerion Partners Equity LLC (“XPE”), which is the investment manager of Xerion Partners II Master Fund Limited (“XP-II”) and has voting and investment discretion over the securities held by XP-II. XPE and Mr. Arbess thus may be deemed to be beneficial owners of the shares identified in the table as being beneficially owned by XP-II. XPE and Mr. Arbess disclaim beneficial ownership of the shares held by XP-II.
(*)	Less than one percent.

PLAN OF DISTRIBUTION

We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. Following the effective date of this prospectus, the selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares are listed or any automatic quotation system through which the shares are quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales, and

•	a combination of such methods of sale.

The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling shareholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rule 153 under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We are not aware of whether the selling stockholders have entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which these shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transactions.

In addition, following notification by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest of such selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, including any amendment filed for the purpose of updating such Annual Report;

•	A Proxy Statement for Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 11, 2005;

•	The description of our common stock contained in our registration statement on Form 8-A (File No. 000-21091) filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	Our Current Reports on Form 8-K filed with the SEC on January 19, 2005 and February 10, 2005.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

First Avenue Networks, Inc.

230 Court Square, Suite 202

Charlottesville, VA 22902

Attention: Investor Relations

(434) 220-4988

LEGAL OPINION

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the shares.

EXPERTS

The consolidated financial statements of First Avenue Networks, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the years ended December 31, 2004 and 2003, and the Statement of Assets Acquired and Liabilities Assumed of Certain Operating Assets Previously Used by Teligent, Inc. as of September 30, 2004 and the related Statements of Revenue and Direct Operating Expenses for the nine months ended September 30, 2004 and the twelve months ended December 31, 2003 incorporated in this prospectus by reference from the Current Report on Form 8-K/A of First Avenue Networks, Inc. filed with the SEC on February 10, 2005, have been so incorporated in reliance on the report of KBA Group LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated by reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF DISTRIBUTION

SEC registration fee	$68,638
Blue sky fees and expenses*	$10,000
Legal fees and expenses*	$50,000
Printing expenses*	$6,000
Accounting fees and expenses*	$40,000
Miscellaneous*	$3,875,000

Total expenses*	$4,049,638

*	Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that the Company’s directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Company’s certificate of incorporation further provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

The Company has a liability insurance policy in effect which covers certain claims against any officer or director of the Company by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his or her capacity as an officer or director.

ITEM 16. EXHIBITS

4.1	Senior Secured Note and Class A Warrant Purchase Agreement (1)

4.2	Form of Class A Warrant (1)

5.1	Opinion of Ropes & Gray LLP (2)

10.1	First Amendment to Senior Secured Note and Class A Warrant Purchase Agreement, dated January 26, 2004, among the Company and the Purchasers listed on Schedule I attached thereto (3)

10.2	Common Stock and Warrant Purchase Agreement, dated as of January 28, 2004, by and between the Company and the Investors party thereto (3)

10.3	Form Stock Purchase Warrant issued by the Company to each of the Investors (3)

10.4	Securities Purchase Agreement, dated as of December 14, 2004, by and among First Avenue Networks, Inc. and the Purchasers listed on Schedule I attached thereto (4)

10.5	Registration Rights Agreement, dated as of December 14, 2004, by and among the Company and each of the Purchasers (4)

10.6	Form of Common Stock Purchase Warrant issued by the Company to each of the Purchasers (4)

10.7	Common Stock Purchase Warrant issued by the Company to Tejas Securities Group, Inc. (5)

10.8	Amended and Restated Asset Purchase Agreement, dated January 28, 2004, by and among the Company, Teligent Services Acquisition, Inc., Teligent, Inc. and Teligent Services, Inc. (6)

10.9	Warrant issued to Dr. Rajendra Singh (6)

23.1	Consent of KBA Group LLP, Independent Registered Public Accounting Firm (7)

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (7)

23.3	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1)

(1)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 4, 2002.
(2)	Previously filed.
(3)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 29, 2004.
(4)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 14, 2004.
(5)	Incorporated by reference to our Annual report on Form 10-K filed with the SEC on February 10, 2005.
(6)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 18, 2005.
(7)	Filed herewith.

ITEM 17. UNDERTAKINGS

a. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (c)(1)(a) and (c)(1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlottesville, Commonwealth of Virginia, on the 6th day of May, 2005.

First Avenue Networks, Inc.

By:	/s/ Sandra G. Thomas
Name:	Sandra G. Thomas
Title:	Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Dean M. Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)	May 6, 2005
DEAN M. JOHNSON

/s/ Sandra G. Thomas	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 6, 2005
SANDRA G. THOMAS

/s/ Wharton B. Rivers, Jr.*	Director	May 6, 2005
WHARTON B. RIVERS, JR.

/s/ Richard L. Shorten, Jr.*	Director	May 6, 2005
RICHARD L. SHORTEN, JR.

/s/ Neil Subin*	Director	May 6, 2005
NEIL SUBIN

/s/ Matthew J. Teplitz*	Director	May 6, 2005
MATTHEW J. TEPLITZ

/s/ R. Ted Weschler*	Director	May 6, 2005
R. TED WESCHLER

*By:	/s/ Sandra G. Thomas
Sandra G. Thomas
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Title of Exhibit
4.1	Senior Secured Note and Class A Warrant Purchase Agreement (1)

4.2	Form of Class A Warrant (1)

5.1	Opinion of Ropes & Gray LLP (2)

10.1	First Amendment to Senior Secured Note and Class A Warrant Purchase Agreement, dated January 26, 2004, among the Company and the Purchasers listed on Schedule I attached thereto (3)

10.2	Common Stock and Warrant Purchase Agreement, dated as of January 28, 2004, by and between the Company and the Investors party thereto (3)

10.3	Form Stock Purchase Warrant issued by the Company to each of the Investors (3)

10.4	Securities Purchase Agreement, dated as of December 14, 2004, by and among First Avenue Networks, Inc. and the Purchasers listed on Schedule I attached thereto (4)

10.5	Registration Rights Agreement, dated as of December 14, 2004, by and among the Company and each of the Purchasers (4)

10.6	Form of Common Stock Purchase Warrant issued by the Company to each of the Purchasers (4)

10.7	Common Stock Purchase Warrant issued by the Company to Tejas Securities Group, Inc. (5)

10.8	Amended and Restated Asset Purchase Agreement, dated January 28, 2004, by and among the Company, Teligent Services Acquisition, Inc., Teligent, Inc. and Teligent Services, Inc. (6)

10.9	Warrant issued to Dr. Rajendra Singh (6)

23.1	Consent of KBA Group LLP, Independent Registered Public Accounting Firm (7)

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (7)

23.3	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1)

(1)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 4, 2002.
(2)	Previously filed.
(3)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 29, 2004.
(4)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on December 14, 2004.
(5)	Incorporated by reference to our Annual report on Form 10-K filed with the SEC on February 10, 2005.
(6)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 18, 2005.
(7)	Filed herewith.